Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V6P 6P2

2. DATE OF MATERIAL CHANGE

September 13, 2010

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, Edgar and the Company’s Web site, and disseminated to shareholders on September 13, 2010.

4. SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that the Company is taking steps to strategically refocus its resources and has implemented a company-wide cost-cutting initiative.  As a result, the Company is expecting expense reductions of approximately $2 million in 2011 based on current sales levels.  This $2 million savings will be recognized with an approximate 25% reduction in our workforce, with the potential for other cost-savings, moving forward.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, September 13, 2010 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that the Company is taking steps to strategically refocus its resources and has implemented a company-wide cost-cutting initiative.  As a result, the Company is expecting expense reductions of approximately $2 million in 2011 based on current sales levels.  This $2 million savings will be recognized with an approximate 25% reduction in our workforce, with the potential for other cost-savings, moving forward.

The Company is prioritizing its resources and focusing its efforts on the growth of the cardiovascular business through its partnership with Roche Diagnostics and through international distributorships in China, Japan, Europe and the Middle East.  The restructuring and refocus of the organization was driven in part by 3M’s decision not to proceed with development of the next generation flu product.  While Response Biomedical will continue to support 3M’s efforts in the U.S., the Company does not expect a significant negative impact on our near term revenue, caused by their decision regarding not proceeding with the second generation flu product.

“We are determined to take advantage of the opportunity to accelerate sales growth and shorten the timeline to profitability by leveraging our emerging leadership in cardiovascular POCT,” said S. Wayne Kay, Chief Executive Officer.  “We offer customers a complete cardiovascular menu and with the launch of the RAMP® 200 system overseas, we will focus our organization on commercial operations moving forward.  We see immediate potential for further growth in China and we will be adding resources there.  As well, we have added a sales manager for Europe, the Middle East and Africa, and we anticipate strong growth from these markets.  We will continue to support 3M in their commercial operations efforts in the infectious diseases product line in the U.S., however, their decision not to move forward with the next generation flu product and market outlook for the coming months has caused us to refocus and restructure our business as we move toward profitability.  While we do see further opportunities to grow the business in other diagnostic areas eventually, we want to first deliver on our promise to our shareholders to become cash flow positive and move to profitability.”

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, VP, Finance & Chief Financial Officer
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 13th day of September, 2010.